OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months

ended

June 30, 2020

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2020	2019
	Notes	$	$

Assets

Current assets

Cash	4	201,971	108,223
Short-term investments		21,105	20,704
Amounts receivable		8,355	6,330
Other assets		5,878	5,172
		237,309	140,429

Non-current assets

Investments in associates	5	123,907	103,640
Other investments	6	107,954	67,886
Royalty, stream and other interests	7	1,128,673	1,130,512
Mining interests and plant and equipment	8	369,536	343,693
Exploration and evaluation	9	43,065	42,949
Goodwill		111,204	111,204
Other assets		6,940	6,940
		2,128,588	1,947,253

Liabilities

Current liabilities

Accounts payable and accrued liabilities		14,379	18,772
Dividends payable		8,259	7,874
Current portion of long-term debt	11	49,298	-
Provisions and other liabilities	10	2,377	1,289
		74,313	27,935

Non-current liabilities

Provisions and other liabilities	10	28,918	29,365
Long-term debt	11	372,354	349,042
Deferred income taxes		48,327	47,465
		523,912	453,807

Equity

Share capital	12	1,742,111	1,656,350
Warrants	12	18,072	18,072
Contributed surplus		38,220	37,642
Equity component of convertible debentures		17,601	17,601
Accumulated other comprehensive income		60,712	13,469
Deficit		(272,040)	(249,688)
		1,604,676	1,493,446
		2,128,588	1,947,253

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
2

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
	Notes	$	$	$	$

Revenues	14	40,758	131,606	93,363	232,332

Cost of sales	14	(12,945)	(100,093)	(30,228)	(170,197)
Depletion of royalty, stream and other interests		(8,692)	(11,825)	(22,392)	(24,201)
Gross profit		19,121	19,688	40,743	37,934

Other operating expenses
General and administrative		(5,818)	(4,574)	(12,102)	(10,475)
Business development		(1,634)	(1,786)	(2,772)	(3,524)
Exploration and evaluation		(34)	(58)	(76)	(91)
Impairment of assets	7	-	-	(26,300)	(38,900)
Operating income (loss)		11,635	13,270	(507)	(15,056)
Interest and dividend income		1,075	920	2,196	2,092
Finance costs		(6,636)	(5,792)	(13,498)	(11,539)
Foreign exchange (loss) gain		(608)	(491)	1,718	(1,612)
Share of loss of associates		(1,458)	(8,780)	(3,174)	(10,542)
Other gains (losses), net	14	10,806	(5,298)	11,435	(5,333)
Earnings (loss) before income taxes		14,814	(6,171)	(1,830)	(41,990)
Income tax (expense) recovery		(1,766)	(376)	1,560	8,894
Net earnings (loss)		13,048	(6,547)	(270)	(33,096)

Net earnings (loss) per share	15
Basic and diluted		0.08	(0.04)	-	(0.21)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Net earnings (loss)	13,048	(6,547)	(270)	(33,096)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	43,788	3,175	20,455	8,422
Income tax effect	(4,019)	(419)	(2,718)	(1,081)

Share of other comprehensive loss of associates	-	-	-	(352)

Items that may be reclassified to the consolidated statement of income (loss)

Cumulative translation adjustments	(20,327)	(12,444)	23,741	(25,015)

Disposal of an investment in an associate
Reclassification to the statements of income (loss) of the other comprehensive loss	-	695	-	695
Income tax effect	-	(92)	-	(92)

Other comprehensive income (loss)	19,442	(9,085)	41,478	(17,423)
Comprehensive income (loss)	32,490	(15,632)	41,208	(50,519)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended June 30,		Six months ended June 30,

	Notes	2020	2019	2020	2019
		$	$	$	$

Operating activities
Net earnings (loss)		13,048	(6,547)	(270)	(33,096)
Adjustments for:
Share-based compensation		1,682	1,520	4,365	4,221
Depletion and amortization		8,981	12,166	23,113	24,826
Impairment of assets		3,117	-	30,323	38,900
Finance costs		2,126	1,791	4,750	3,474
Share of loss of associates		1,458	8,780	3,174	10,542
Net gain on acquisition of investments		-	(263)	(2,845)	(88)
Change in fair value of financial assets at fair value through profit and loss		(2,316)	665	(1,006)	1,194
Net gain on dilution of investments	12	(10,381)	-	(10,381)	-
Net gain (loss) on disposal of investments		(1,226)	4,896	(1,226)	4,227
Foreign exchange loss (gain)		544	484	(1,557)	1,643
Deferred income tax expense (recovery)		1,490	216	(2,025)	(9,266)
Other		33	(245)	75	(493)
Net cash flows provided by operating activities before changes in non-cash working capital items		18,556	23,463	46,490	46,084
Changes in non-cash working capital items	16	(3,134)	(2,113)	(7,268)	16
Net cash flows provided by operating activities		15,422	21,350	39,222	46,100

Investing activities
Short-term investments		-	(3,111)	(1,069)	(16,230)
Acquisition of investments		(18,356)	(34,778)	(33,943)	(40,537)
Proceeds on disposal of investments		3,115	58,052	3,437	58,474
Acquisition of royalty and stream interests		(16,867)	-	(24,367)	(27,969)
Exploration and evaluation (expenses) tax credits, net		-	(36)	(116)	150
Mining assets and plant and equipment		(11,561)	32	(26,415)	588
Other		(5)	(352)	151	(1,063)
Net cash flows (used in) provided by investing activities		(43,674)	19,807	(82,322)	(26,587)

Financing activities
Private placement of common shares		85,000	-	85,000	-
Exercise of share options and shares issued under the share purchase plan		773	585	1,133	6,268
Increase in long-term debt		-	-	71,660	-
Repayment of long-term debt		-	-	-	(30,000)
Common shares acquired and cancelled through a share repurchase		-	(58,052)	-	(58,052)
Normal course issuer bid purchase of common shares		(977)	-	(3,933)	(11,901)
Dividends paid		(6,639)	(7,504)	(14,181)	(13,802)
Other		(1,611)	(18)	(2,766)	(192)
Net cash flows provided by (used in) financing activities		76,546	(64,989)	136,913	(107,679)

Increase (decrease) in cash before effects of exchange rate changes on cash		48,294	(23,832)	93,813	(88,166)
Effects of exchange rate changes on cash		(4,648)	(1,076)	(65)	(2,510)
Increase (decrease) in cash		43,646	(24,908)	93,748	(90,676)
Cash - beginning of period		158,325	108,497	108,223	174,265
Cash - end of period		201,971	83,589	201,971	83,589

Additional information related to the consolidated statements of cash flows is presented in Note 16.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the six months ended June 30, 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

						Equity
		Number of				component	Accumulated
		common				of	other
		shares	Share		Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	surplus	debentures	income(i)	earnings	Total
			$	$	$	$	$	$	$
Balance - January 1, 2020		156,951,952	1,656,350	18,072	37,642	17,601	13,469	(249,688)	1,493,446

Net loss		-	-	-	-	-	-	(270)	(270)
Other comprehensive income		-	-	-	-	-	41,478	-	41,478
Comprehensive income (loss)		-	-	-	-	-	41,478	(270)	41,208

Private placement	12	7,727,273	85,000	-	-	-	-	-	85,000
Issue costs, net of taxes of $60,000		-	(166)	-	-	-	-	-	(166)
Dividends declared	12	-	-	-	-	-	-	(16,140)	(16,140)
Shares issued - Dividends reinvestment plan	12	138,295	1,574	-	-	-	-	-	1,574
Shares issued - Employee share purchase plan		17,098	200	-	-	-	-	-	200
Share options - Shared-based compensation		-	-	-	1,327	-	-	-	1,327
Replacement share options exercised		104,529	1,404	-	(396)	-	-	-	1,008
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	2,769	-	-	-	2,769
Settlement		145,694	1,682	-	(3,599)	-	-	(177)	(2,094)
Income tax impact		-	-	-	(29)	-	-	-	(29)
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	425	-	-	-	425
Income tax impact		-	-	-	81	-	-	-	81
Normal course issuer bid purchase of common shares	12	(429,722)	(3,933)	-	-	-	-	-	(3,933)
Transfer of realized loss on financial assets at fair value through other comprehensive income		-	-	-	-	-	5,765	(5,765)	-
Balance - June 30, 2020		164,655,119	1,742,111	18,072	38,220	17,601	60,712	(272,145)	1,604,676

(i)  As at June 30, 2020, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $4.3 million and items that may be recycled to the consolidated statement of income (loss) amounting to $56.4 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the six months ended June 30, 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

					Equity
	Number of				component	Accumulated
	common				of	other
	shares	Share		Contributed	convertible	comprehensive	Retained
	outstanding	capital	Warrants	surplus	debentures	income(i)	earnings	Total
		$	$	$	$	$	$	$
Balance - January 1, 2019	155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595

Adoption of IFRS 16	-	-	-	-	-	-	(383)	(383)

Net loss	-	-	-	-	-	-	(33,096)	(33,096)
Other comprehensive loss	-	-	-	-	-	(17,423)	-	(17,423)
Comprehensive loss	-	-	-	-	-	(17,423)	(33,096)	(50,519)

Dividends declared	-	-	-	-	-	-	(14,903)	(14,903)
Shares issued - Dividends reinvestment plan	144,257	1,735	-	-	-	-	-	1,735
Shares issued - Employee share purchase plan	18,362	244	-	-	-	-	-	244
Share options:
Shared-based compensation	-	-	-	1,492	-	-	-	1,492
Exercised	338,032	6,141	-	(1,320)	-	-	-	4,821
Replacement share options exercised	114,501	2,012	-	(718)	-	-	-	1,294
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	1,766	-	-	-	1,766
Settlement	82,086	804	-	(1,729)	-	-	(336)	(1,261)
Income tax impact	-	-	-	48	-	-	-	48
Deferred share units to be settled in common shares:
Transfer of units from cash-settled to equity-settled	-	-	-	3,722	-	-	-	3,722
Share-based compensation	-	-	-	144	-	-	-	144
Settlement	7,875	104	-	(222)	-	-	-	(118)
Income tax impact	-	-	-	33	-	-	-	33
Normal course issuer bid purchase of common shares	(852,500)	(8,826)	-	-	-	-	(1,373)	(10,199)
Common shares acquired and cancelled through a share repurchase	(7,319,499)	(75,948)	-	(646)	-	-	(26,611)	(103,205)
Common shares deemed acquired and cancelled through a share repurchase	(5,066,218)	(52,568)	-	(447)	-	-	(18,419)	(71,434)
Warrants expired	-	-	(12,829)	12,829	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	-	-	-	7,361	(7,361)	-
Balance - June 30, 2019	142,910,247	1,482,860	18,072	36,182	17,601	13,437	(33,280)	1,534,872

(i)  As at June 30, 2019, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of loss amounting to ($23.4 million) and items that may be recycled to the consolidated statement of income (loss) amounting to $36.8 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
7

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada. In addition, the Company owns the Cariboo gold project in Canada and invests in equities of exploration and development companies.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed in Note 3. The Board of Directors approved the interim condensed consolidated financial statements on August 5, 2020.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating counterparties announced temporary operational restrictions due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. As of June 30, 2020, most operators have restarted their activities and have reached or are expected to reach their pre-COVID-19 level of operations in the near term, with the exception of the Renard diamond mine on which an impairment was taken during the three months ended March 31, 2020. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

3. New accounting standard

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Cash

As at June 30, 2020 and December 31, 2019, cash held in U.S. dollars amounted respectively to US$86.4 million ($117.8 million) and US$73.5 million ($95.5 million).

5. Investments in associates

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
	$	$
Balance - Beginning of period	103,640	304,911
Acquisitions (i)	14,523	37,335
Exercise of warrants	-	2,209
Share of loss and comprehensive loss, net	(3,174)	(22,209)
Net gain (loss) on ownership dilution (i)	10,381	(3,687)
Disposals	-	(84,293)
Loss on disposals	-	(2,440)
Deemed disposal	-	(77,123)
Gain (loss) on deemed disposals	1,226	(24,255)
Impairment	-	(12,500)
Transfers to other investments	(2,689)	(9,676)
Deemed repurchase of Osisko common shares held by an associate	-	(6,100)
Other	-	1,468
Balance - End of period	123,907	103,640

(i) In June 2020, Osisko participated in a private placement completed by Osisko Mining and invested an additional $14.8 million to acquire 4,054,000 units, each unit being comprised of one common share and one-half of one common share purchase warrants (each full warrant allowing its holder to acquire one common share of Osisko Mining for $5.25 for a period of 18 months following the closing of the transaction). The acquisition price was allocated to the investments in associates ($13.6 million) and warrants ($1.2 million). Following the closing of the private placement, Osisko's interest in Osisko Mining reduced from 15.8% to 14.7%. As a result, a gain on ownership dilution of $10.4 million was recorded under Other gains (losses), net on the statements of income (loss) for the three months ended June 30, 2020.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Other investments

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
	$	$
Fair value through profit or loss (warrants)
Balance - Beginning of period	1,700	3,348
Acquisitions (Note 5)	1,753	1,085
Exercise	-	(1,055)
Change in fair value	1,006	(1,089)
Deemed disposal	-	(589)
Balance - End of period	4,459	1,700

Fair value through other comprehensive income (shares)
Balance - Beginning of period	57,409	104,055
Acquisitions	11,333	27,259
Transfer from associates	2,689	9,676
Change in fair value	20,455	13,287
Disposals through a share repurchase	-	(90,546)
Disposals	(3,437)	(6,322)
Balance - End of period	88,449	57,409

Amortized cost
Balance - Beginning of period	8,777	2,200
Acquisition	9,141	8,777
Transfer to short-term investments	-	(2,200)
Impairments	(3,117)	-
Foreign exchange revaluation impact	245	-
Balance - End of period	15,046	8,777

Total	107,954	67,886

Other investments comprise common shares, warrants and notes receivable, mostly from Canadian publicly traded companies and loans receivables from a private company (which is holding the Renard diamond mine).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests

		Six months ended June 30, 2020
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - Beginning of period	627,567	483,164	19,781	1,130,512
Acquisitions / Additions	12,450	11,917	-	24,367
Disposal	(357)	-	-	(357)
Depletion	(10,664)	(11,220)	(508)	(22,392)
Impairment	-	(26,300)	-	(26,300)
Translation adjustments	4,556	17,310	977	22,843

Balance - End of period	633,552	474,871	20,250	1,128,673

Producing
Cost	611,295	505,664	19,718	1,136,677
Accumulated depletion and impairment	(354,394)	(154,486)	(14,149)	(523,029)
Net book value - End of period	256,901	351,178	5,569	613,648

Development
Cost	186,929	178,758	33,453	399,140
Accumulated depletion and impairment	(501)	(55,065)	(28,404)	(83,970)
Net book value - End of period	186,428	123,693	5,049	315,170

Exploration and evaluation
Cost	191,803	-	9,632	201,435
Accumulated depletion	(1,580)	-	-	(1,580)
Net book value - End of period	190,223	-	9,632	199,855

Total net book value - End of period	633,552	474,871	20,250	1,128,673

Main acquisition - 2020

On April 29, 2020, the Company announced an amendment to its silver stream with respect to the Gibraltar copper mine, located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). Osisko and Taseko have amended the silver stream by reducing the price paid by Osisko for each ounce of refined silver from US$2.75 to nil in exchange for cash consideration of $8.5 million to Taseko.

Impairment - 2020

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.)

In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended and on April 15, 2020, despite the announcement by the Government of Québec to include mining activities as an essential service, the operator of the Renard diamond mine announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions. These were considered as indicators of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2020. The Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream during the three months ended March 31, 2020.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

Impairment - 2020 (continued)

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.) (continued)

On March 31, 2020, the Renard diamond stream was written down to its estimated recoverable amount of $40.0 million, which was determined by the value-in-use using discounted cash-flows approaches and estimated probabilities of different restart scenarios. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat, a post-tax real discount rate of 8.1% and weighted probabilities of different restart scenarios.

A sensitivity analysis was performed by management for the long-term diamond price, the post-tax real discount rate and the weighting of the different scenarios. If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $4.1 million ($3.0 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $1.9 million ($1.4 million, net of income taxes). If the probabilities of the different restart scenarios had been 10% more negative than management's estimates, the Company would have recognized an additional impairment charge of $5.5 million ($4.0 million, net of taxes).

		Year ended December 31, 2019
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	707,723	606,410	100,535	1,414,668
Acquisitions	41,529	48,573	-	90,102
NSR royalty on the Cariboo properties owned prior to the acquisition of Barkerville Gold Mines Ltd.	(56,070)	-	-	(56,070)
Transfer	(10,000)	10,000	-	-
Disposal	(2,277)	-	(47,116)	(49,393)
Depletion	(20,908)	(23,335)	(2,766)	(47,009)
Impairment	(27,689)	(138,689)	(27,213)	(193,591)
Translation adjustments	(4,741)	(19,795)	(3,659)	(28,195)

Balance - December 31	627,567	483,164	19,781	1,130,512

Producing
Cost	604,950	509,179	18,792	1,132,921
Accumulated depletion and impairment	(343,677)	(141,826)	(13,001)	(498,504)
Net book value - December 31	261,273	367,353	5,791	634,417

Development
Cost	186,137	168,290	31,881	386,308
Accumulated depletion and impairment	(501)	(52,479)	(27,070)	(80,050)
Net book value - December 31	185,636	115,811	4,811	306,258

Exploration and evaluation
Cost	182,001	-	9,179	191,180
Accumulated depletion	(1,343)	-	-	(1,343)
Net book value - December 31	180,658	-	9,179	189,837

Total net book value - December 31	627,567	483,164	19,781	1,130,512

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Mining interests and plant and equipment

	Six months ended June 30, 2020			Year ended December 31, 2019
	Mining interests	Plant and equipment	Total	Mining interests	Plant and equipment	Total
	$	$	$	$	$	$

Net book value - Beginning of period	320,008	23,685	343,693	-	189	189
Adoption of IFRS 16	-	-	-	-	9,432	9,432
Acquisition of Barkerville Gold Mines Ltd.	-	-	-	258,153	13,968	272,121
NSR royalty held on the Cariboo property prior to the acquisition of Barkerville Gold Mines Ltd.	-	-	-	56,070	-	56,070
Additions	26,147	272	26,419	5,555	1,595	7,150
Depreciation	-	(2,753)	(2,753)	-	(1,499)	(1,499)
Depreciation capitalized	2,027	-	2,027	230	-	230
Share-based compensation capitalized	150	-	150
Net book value - End of period	348,332	21,204	369,536	320,008	23,685	343,693

Closing balance
Cost	348,332	25,953	374,285	320,008	25,681	345,689
Accumulated depreciation	-	(4,749)	(4,749)	-	(1,996)	(1,996)
Net book value	348,332	21,204	369,536	320,008	23,685	343,693

9. Exploration and evaluation

	Six months ended June 30, 2020	Year ended December 31, 2019
	$	$

Net book value - Beginning of period	42,949	95,002
Additions	116	221
Transfer to royalty, stream and other interests	-	(2,288)
Impairments	-	(49,986)
Net book value - End of period	43,065	42,949
Closing balance
Cost	101,255	101,139
Accumulated impairment	(58,190)	(58,190)
Net book value	43,065	42,949

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Provisions and other liabilities

	Six months ended June 30, 2020					Year ended December 31, 2019
	Environmental rehabilitation(i)	Lease liabilities	Total	Restricted share units	Deferred share units	Environmental Rehabilitation(i)	Lease liabilities	Total
	$	$	$	$	$	$	$	$

Balance - Beginning of period	20,527	10,127	30,654	32	3,462	-	-	3,494

Acquisition of Barkerville Gold Mines Ltd.	-	-	-	-	-	20,549	-	20,549

Adoption of IFRS 16	-	-	-	-	-	-	10,893	10,893

New liabilities	-	-	-	11	416	-	-	427

Accretion	663	-	663	-	-	89	-	89

Settlement/payments of liabilities	-	(393)	(393)	(45)	(544)	-	(766)	(1,355)

DSU to be settled in equity	-	-	-	-	(3,722)	-	-	(3,722)

Revision of estimates	371	-	371	2	388	(111)	-	279

Balance - End of period	21,561	9,734	31,295	-	-	20,527	10,127	30,654

Current portion	1,562	815	2,377	-	-	493	796	1,289

Non-current portion	19,999	8,919	28,918	-	-	20,034	9,331	29,365

	21,561	9,734	31,295	-	-	20,527	10,127	30,654

(i) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets. As at June 30, 2020, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $23.3 million. The weighted average actualization rate used is 2.8% and the disbursements are expected to be made from 2020 to 2024 as per the current closure plans.

11. Long-term debt

The movements in the long-term debt are as follows:

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
	$	$

Balance - Beginning of period	349,042	352,769
Increase in revolving credit facility	71,660	19,772
Decrease in revolving credit facility	-	(30,000)
Amortization of transaction costs	1,105	2,134
Accretion expense	2,405	4,657
Foreign exchange revaluation impact	(2,560)	(290)
Balance - End of period	421,652	349,042

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Long-term debt (continued)

The summary of the long-term debt is as follows:

	June 30,	December 31,
	2020	2019
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	88,582	19,482
Long-term debt	438,582	369,482
Unamortized debt issuance costs	(5,628)	(6,733)
Unamortized accretion on convertible debentures	(11,302)	(13,707)
Long-term debt, net of issuance costs	421,652	349,042
Current portion	49,298	-
Non-current portion	372,354	349,042
	421,652	349,042

(i) Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii) Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

(iii) Revolving credit facility

The revolving credit facility (the "Facility") allows the Company to borrow up to $400.0 million, with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $500.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets, present and future (including the royalty, stream and other interests), and has a maturity date of November 14, 2023, which can be extended by one year on each anniversary date, subject to the approval of the lenders.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Long-term debt (continued)

(iii) Revolving credit facility (continued)

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate ("LIBOR") plus an applicable margin depending on the Company's leverage ratio. As at June 30, 2020, the Facility was drawn for US$65.0 million ($88.6 million) and the effective interest rate was 2.2%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at June 30, 2020, all such ratios and requirements were met.

12. Share capital and warrants

Private Placement with Investissement Québec

On April 1, 2020, the Company completed a private placement of 7,727,273 common shares at a price of $11.00 per common share for total gross proceeds of $85.0 million (the "Private Placement") with Investissement Québec. The net proceeds from the Private Placement will be used for general working capital purposes. The common shares issued under the Private Placement are subject to a four-month hold period from the date of issuance.

Normal Course Issuer Bid

In December 2019, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2019 NCIB program, Osisko may acquire up to 13,681,732 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2019 NCIB program are authorized until December 11, 2020. Daily purchases will be limited to 126,674 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2019, being 506,698 Common Shares.

During the three months ended March 31, 2020, the Company purchased for cancellation a total of 429,722 common shares under the 2019 NCIB program for $3.9 million (average acquisition price per share of $9.15). The Company did not purchase any common shares under the 2019 NCIB program during the three months ended June 30, 2020.

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2020:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable	Dividend reinvestment plan(i)
	$			$

February 19, 2020	0.05	March 31, 2020	April 15, 2020	7,879,000	24,809,311
May 12, 2020	0.05	June 30, 2020	July 15, 2020	8,259,000	27,492,302
	0.10			16,138,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan ("DRIP").

During the three and six months ended June 30, 2020, the Company issued respectively 109,944 and 138,295 common shares under the DRIP, at a discount rate of 3%.

As at June 30, 2020, the holders of 27,492,302 common shares had elected to participate in the DRIP, representing dividends payable of $1.4 million. Therefore, 98,320 common shares were issued on July 15, 2020 at a discount rate of 3%.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share capital and warrants (continued)

Warrants

The following table summarizes the Company's movements for the warrants outstanding:

	Six months ended June 30, 2020			Year ended December 31, 2019
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	Warrants(i)	Amount	price	Warrants	Amount	price
		$	$		$	$
Balance - Beginning of period	5,480,000	18,072	36.50	11,195,500	30,901	27.61
Expired	-	-	-	(5,715,500)	(12,829)	19.08
Balance - End of period	5,480,000	18,072	36.50	5,480,000	18,072	36.50

(i) 5,480,000 warrants entitling the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

13. Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Six months ended June 30, 2020		Year ended December 31, 2019
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Balance - Beginning of period	4,939,344	14.40	4,305,980	14.49
Granted(i)	1,186,400	13.50	1,292,200	13.51
Issued - Barkerville replacement share options(ii)	-	-	1,005,478	14.89
Exercised	-	-	(1,355,531)	14.59
Exercised - Barkerville replacement share options(ii)	(99,959)	9.64	-	-
Exercised - Virginia replacement share options(iii)	(4,570)	9.79	(148,984)	11.51
Forfeited	(179,967)	13.76	(151,800)	13.74
Expired	(749,051)	15.90	(7,999)	15.80

Balance - End of period	5,092,197	14.06	4,939,344	14.40

Options exercisable - End of period	2,818,598	14.59	2,988,713	14.87

(i) Options were granted to officers, management, employees and/or consultants.

(ii) Share options issued as replacement share options following the acquisition of Barkerville Gold Mines Ltd. in 2019.

(iii) Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the six months ended June 30, 2020 was $13.42 ($16.24 for the year ended December 31, 2019).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation (continued)

Share options (continued)

The following table summarizes the Company's share options outstanding as at June 30, 2020:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
6.94 - 9.98	157,266	7.83	0.23	157,266	7.83
10.58 - 12.97	1,090,375	12.68	3.64	580,974	12.64
13.10 - 14.78	2,864,570	13.53	3.37	1,145,372	13.51
15.97 - 18.07	844,326	16.83	2.09	799,326	16.88
24.72 - 27.77	135,660	26.45	1.34	135,660	26.45
	5,092,197	14.06	3.07	2,818,598	14.59

Share options - Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended June 30, 2020	Year ended December 31, 2019

Dividend per share	1%	1%
Expected volatility	39%	34%
Risk-free interest rate	0.3%	1.6%
Expected life	46 months	49 months
Weighted average share price	$13.50	$13.51
Weighted average fair value of options granted	$3.55	$3.41

The fair value of the share options is recognized as compensation expense over the vesting period. For the three and six months ended June 30, 2020, the total share-based compensation related to share options amounted to $0.9 million and $1.3 million, respectively ($0.8 million and $1.5 million for the three and six months ended June 30, 2019), including $0.1 million capitalized to mining assets and plant and equipment expenses during the three months ended June 30, 2020.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation (continued)

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

	Six months ended June 30, 2020		Year ended December 31, 2019
	DSU(i) (equity)	RSU(ii) (equity)	DSU (cash)	DSU (equity)	RSU (cash)	RSU (equity)

Balance - Beginning of period	325,207	1,190,038	317,209	-	3,046	848,759
Granted	97,995	475,900	-	66,000	-	592,300
Reinvested dividends	2,786	8,853	2,352	2,529	23	14,600
Settled	-	(314,337)	(37,185)	(16,866)	(3,069)	(176,704)
Transfer from cash-settled to equity-settled	-	-	(282,376)	282,376	-	-
Forfeited	-	(101,644)	-	(8,832)	-	(88,917)
Balance - End of period	425,988	1,258,810	-	325,207	-	1,190,038
Balance - Vested	327,923	-	-	267,565	-	70,320

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU) and will vest and be payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. An additional 75,000 RSU were also granted (with a value of $12.70 per RSU) and vested during the three months ended March 31, 2020 following the acquisition by the officer of a total of 75,000 common shares of the Company. A total of 34,852 common shares were issued to the officer (after deducting the income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities).

The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The total share-based compensation related to the DSU and RSU plans for the three and six months ended June 30, 2020 amounted to $0.9 million and $3.2 million, respectively ($0.8 million and $2.7 million for the three and six months ended June 30, 2019, respectively), including $0.1 million capitalized to mining assets and plant and equipment expenses during the three months ended June 30, 2020.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Additional information on the consolidated statements of income (loss)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Revenues

Royalty interests	20,819	23,909	46,623	47,354
Stream interests	7,914	9,872	19,944	19,927
Offtake interests	12,025	97,825	26,796	165,051
	40,758	131,606	93,363	232,332

Cost of sales

Royalty interests	99	50	267	151
Stream interests	1,392	3,401	4,585	6,894
Offtake interests	11,454	96,642	25,376	163,152
	12,945	100,093	30,228	170,197

Other gains (losses), net
Change in fair value of financial assets at fair value through profit and loss	2,316	(665)	1,006	(1,194)
Net gain on dilution of investments in associates	10,381	-	10,381	-
Net gain on acquisition of investments(i)	-	263	2,845	88
Net loss on disposal of investments	1,226	(4,896)	1,226	(4,227)
Impairment of short-term investments and other investments	(3,117)	-	(4,023)	-
	10,806	(5,298)	11,435	(5,333)

(i)  Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Net earnings (loss) per share

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Net earnings (loss)	13,048	(6,547)	(270)	(33,096)

Basic weighted average number of common shares outstanding (in thousands)	164,733	154,988	160,067	155,023
Dilutive effect of share options	82	-	-	-
Diluted weighted average number of common shares	164,815	154,988	160,067	155,023

Net earnings (loss) per share
Basic and diluted	0.08	(0.04)	-	(0.21)

For the three months ended June 30, 2020, 4,679,222 share options, 5,480,000 outstanding warrants and the 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

As a result of the net loss for the six months ended June 30, 2020 and for the three and six months ended June 30, 2019, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

16. Additional information on the consolidated statements of cash flows

Three months ended June 30,			Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Interests received measured using the effective rate method	269	587	508	1,644
Interests paid on long-term debt	7,432	6,895	8,599	7,752
Dividends received	-	100	-	100
Income taxes paid	277	160	465	372

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	442	(5,945)	(2,169)	(2,564)
Decrease (increase) in other current assets	(1,434)	142	(706)	48
Increase (decrease) in accounts payable and accrued liabilities	(2,142)	3,690	(4,393)	2,532
	(3,134)	(2,113)	(7,268)	16

Normal course issuer bid purchase of common shares payable
Beginning of period	977	-	-	1,702
End of period	-	-	-	-

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Fair value of financial instruments

The following table provides information about financial assets measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			June 30, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,433	3,433
Other minerals	-	-	1,026	1,026
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	82,716	-	-	82,716
Other minerals	5,733	-	-	5,733
	88,449	-	4,459	92,908

			December 31, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,067	1,067
Other minerals	-	-	633	633
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	48,295	-	-	48,295
Other minerals	9,114	-	-	9,114
	57,409	-	1,700	59,109

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Fair value of financial instruments (continued)

During the three and six months ended June 30, 2020 and 2019, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and investments in private companies) for the six months ended June 30, 2020 and 2019:

	2020	2019
	$	$

Balance - Beginning of period	1,700	59,600
Acquisitions	1,753	1,799
Warrants exercised	-	(1,055)
Disposal	-	(58,051)
Change in fair value - warrants exercised(i)	-	(250)
Change in fair value - warrants expired(i)	(3)	(164)
Change in fair value - warrants and investments held at the end of the period(i)	1,009	(780)
Balance - End of period	4,459	1,099

(i) Recognized in the consolidated statements of income (loss) under other gains (losses), net (for warrants) and in the consolidated statements of other comprehensive income (loss) under changes in fair value of financial assets at fair value through comprehensive income (loss) (for investments in private companies).

The following table presents the carrying amount and the fair value of the long-term debt, categorized as Levels 1 and 2, as at June 30, 2020:

	June 30, 2020
	Fair value	Carrying amount
	$	$

Long-term debt - Level 1	304,020	283,772
Long-term debt - Level 2	138,479	137,880
	442,499	421,652

Determination of the fair value of financial instruments

For a description of the valuation techniques and the data used to determine the fair value of the main financial instruments, refer to Note 4 "Significant accounting policies" of the 2019 annual consolidated financial statements. No material changes were made to our techniques for measuring fair value as at June 30, 2020. The Company has controls and procedures in place to ensure that the valuation of financial instruments is appropriate and reliable.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. All of the Company's assets and revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment, with the exception of mining interests, plant and equipment  (other than right-of-use assets), and exploration and evaluation assets, which are attributable to the exploration and development of mining projects operating segment.

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2020 and 2019, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2020

Royalties	44,035	272	42	2,274	-	46,623
Streams	6,827	8,235	974	-	3,908	19,944
Offtakes	26,796	-	-	-	-	26,796

	77,658	8,507	1,016	2,274	3,908	93,363

2019

Royalties	45,113	170	37	2,034	-	47,354
Streams	10,741	4,759	868	-	3,559	19,927
Offtakes	165,051	-	-	-	-	165,051

	220,905	4,929	905	2,034	3,559	232,332

	(i) 65% of revenues from North America were generated from Canada and the United States for the six months ended June 30, 2020 (92% for the six months ended June 30, 2019).

For the six months ended June 30, 2020, one royalty interest generated revenues of $27.0 million ($30.0 million for the six months ended June 30, 2019), which (excluding revenues generated from the offtake interests) represented 41% of revenues (44% of revenues for the six months ended June 30, 2019).

For the six months ended June 30, 2020, revenues generated from precious metals and diamonds represented 93% and 5% of revenues, respectively (90% and 7% excluding offtakes, respectively). For the six months ended June 30, 2019, revenues generated from precious metals and diamonds represented 95% and 4% of revenues, respectively (83% and 13% excluding offtakes, respectively).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Segment disclosure (continued)

Royalty, stream and other interests, net - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at June 30, 2020 and December 31, 2019, which is based on the location of the property related to the royalty, stream or other interests:

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2020

Royalties	567,439	31,697	9,931	9,270	-	15,215	633,552
Streams	180,013	202,104	2,083	-	30,390	60,281	474,871
Offtakes	6,513	-	8,690	-	5,047	-	20,250

	753,965	233,801	20,704	9,270	35,437	75,496	1,128,673

December 31, 2019

Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

	(i) 96% of net interests from North America are located in Canada and the United States as at June 30, 2020 and December 31, 2019.

Exploration, evaluation and development of mining projects

The assets and expenses related to the exploration, evaluation and development of mining projects are almost exclusively located in Canada, and are detailed as follow as at June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019:

		June 30, 2020		December 31, 2019
		$		$
Net assets

Mining interests, plant and equipment		360,642		333,778
Exploration and evaluation assets		43,065		42,949
		403,707		376,727

		Six months ended June 30,
		2020		2019
	$		$
Expenses
Exploration and evaluation		76		91

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Related party transactions

During the three and six months ended June 30, 2020 and 2019, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and access to offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (loss):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	261	202	552	399
Business development expenses	128	631	556	1,166
Total amounts invoiced to associates	389	833	1,108	1,565

An amount of $1.2 million (including sales taxes) is receivable from associates and included in amounts receivable as at June 30, 2020 ($0.5 million as at December 31, 2019).

During the three and six months ended June 30, 2020, interest revenues of $0.7 million and $1.3 million ($0.1 million and $0.3 million during the three and six months ended June 30, 2019) were accounted for with regards to notes receivable from associates. As at June 30, 2020, interests receivable from associates of $2.2 million are included in amounts receivable ($0.9 million as at December 31, 2019). Loans and notes receivable from associates amounted to $30.9 million as at June 30, 2020 ($24.7 million as at December 31, 2019) and are included in short-term investments and other investments on the consolidated balance sheets.

20. Subsequent event

Dividends

On August 5, 2020, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on October 15, 2020 to shareholders of record as of the close of business on September 30, 2020.